SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), for itself and on behalf of the following subsidiaries: KLT Inc., Great Plains Power Incorporated ("GPP"), Great Plains Energy Services Incorporated, KLT Investments Inc., Innovative Energy Consultants Inc., KLT Telecom Inc., KLT Gas Inc., Far Gas Acquisitions Corporation, Apache Canyon Gas, L.L.C., Forest City, LLC, Home Service Solutions Inc., Worry Free Service, Inc., and KLT Gas Operating Company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of October 1, 2003 through December 31, 2003 (except as otherwise noted), among companies in the GPE system, as identified in attachment A.

2.   Issue, renewal or guaranty:

Issue.

3.   Principal amount of each security:

See attachment A

4.   Rate of interest per annum of each security:

See attachment A

5.   Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6.   If renewal of security, give date of original issue:

Not applicable.

7.   Date of maturity of each security:

Various dates, as identified in attachment A.

8.   Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the GPE system, as identified in attachment A.

9.   Collateral given with each security:

None.

10.  Consideration received for each security:

The full principal amount of each borrowing.

11.  Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)  the provisions contained in the first sentence of Section 6(b) [ ]

b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

c)  the provisions contained in any rule of the Commission other than Rule U-48 [X]

13.  If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.  If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Great Plains Energy Incorporated

/s/Lori A. Wright
Lori A. Wright
Controller

Dated: March 29, 2004.

Attachment A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	note	10/31/03	$52,286*	2.37%	N/A	Home Service Solutions Inc.
		11/30/03	$50,200*	2.37%	N/A
		12/31/03	$47,617*	2.42%	N/A

Kansas City Power & Light Company	demand open account	12/31/03	$3,584	7.60%	N/A	Home Service Solutions Inc.
		12/31/03	$53,861	7.60%	N/A

Kansas City Power & Light Company	demand open account	11/30/03	$3,271	7.60%	N/A	Worry Free Service, Inc.
		12/31/03	$47,091	7.60%	N/A

Great Plains Energy Incorporated	demand open account	10/31/03	$1,730	7.60%	N/A	Worry Free Service, Inc.

Great Plains Energy Incorporated	note	10/10/03	$1,000,000	2.37%	3/5/04	KLT Inc.
		10/17/03	$1,000,000	2.37%	3/5/04
		10/31/03	$79,571*	2.37%	3/5/04
		11/3/03	$1,000,000	2.37%	3/5/04
		11/6/03	$750,000	2.37%	3/5/04
		11/21/03	$500,000	2.37%	3/5/04
		11/24/03	$250,000	2.37%	3/5/04
		11/30/03	$81,770*	2.37%	3/5/04
		12/4/03	$500,000	2.37%	3/5/04
		12/12/03	$1,000,000	2.42%	3/5/04
		12/17/03	$1,000,000	2.42%	3/5/04
		12/22/03	$150,000	2.42%	3/5/04
		12/28/03	$500,000	2.42%	3/5/04
		12/31/03	$37,373*	2.42%	3/5/04

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	demand open account	10/15/03	$49,212	2.37%	N/A	Great Plains Power Incorporated
		10/23/03	$47,388	2.37%	N/A
		10/28/03	$51	2.37%	N/A
		10/31/03	$4,570*	2.37%	N/A
		11/21/03	$54,255	2.37%	N/A
		11/30/03	$4,482*	2.37%	N/A
		12/1/03	$28,248	2.37%	N/A
		12/9/03	$2,500	2.37%	N/A
		12/16/03	$51	2.42%	N/A
		12/17/03	$49,069	2.42%	N/A
		12/23/03	$12,500	2.42%	N/A
		12/26/03	$66,533	2.42%	N/A
		12/31/03	$2,889*	2.42%	N/A

Great Plains Energy Incorporated	note	10/9/03	$108,259	2.41%	N/A	Great Plains Energy Services Incorporated
		10/10/03	$41,306	2.37%	N/A
		10/31/03	$175*	2.37%	N/A
		12/31/03	$308,415	2.42%	N/A
		12/31/03	$21*	2.42%	N/A

Great Plains Energy Incorporated	demand open account	10/31/03	$9*	2.37%	N/A	Innovative Energy Consultants Inc.
		12/31/03	$687,000	2.42%	N/A
		12/31/03	$46*	2.42%	N/A

KLT Inc.	demand open account	10/31/03	$144,197*	8.25%	N/A	KLT Investments Inc.
		11/30/03	$140,523*	8.25%	N/A
		12/31/03	$14,604*	8.25%	N/A

KLT Inc.	demand open account	10/6/03	$24,212	8.25%	N/A	KLT Telecom Inc.
		10/10/03	$22,265	8.25%	N/A
		11/5/03	$34,643	8.25%	N/A
		12/16/03	$28,034	8.25%	N/A
		10/31/03	$1,098,510*	8.25%	N/A
		11/30/03	$1,069,995*	8.25%	N/A
		12/31/03	$1,017,102*	8.25%	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

KLT Gas Inc.	demand open account	10/31/03	$78,025*	8.25%	N/A	Apache Canyon Gas, L.L.C.
		11/30/03	$76,037*	8.25%	N/A
		12/31/03	$79,104*	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/03	$2,282	8.25%	N/A	Forest City, LLC
		10/31/03	$25,272*	8.25%	N/A
		11/30/03	$2,775	8.25%	N/A
		11/30/03	$24,644*	8.25%	N/A
		12/31/03	$3,289	8.25%	N/A
		12/31/03	$25,657*	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/03	$33,723*	8.25%	N/A	Far Gas Acquisitions Corporation
		11/30/03	$32,864*	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/03	$476,420*	8.25%	N/A	KLT Inc.
		11/30/03	$465,134*	8.25%	N/A
		12/31/03	$341,406*	8.25%	N/A
		12/31/03	$4,000,000	8.25%	N/A

KLT Investments II Inc.	demand open account	10/29/03	$280,000	8.25%	N/A	KLT Inc.
		10/31/03	$60,894*	8.25%	N/A
		11/30/03	$61,093*	8.25%	N/A
		12/31/03	$59,961*	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/03	$19,989	8.25%	N/A	KLT Gas Operating Company
		10/31/03	$2,993*	8.25%	N/A
		11/30/03	$20,147	8.25%	N/A
		11/30/03	$3,052*	8.25%	N/A
		12/31/03	$3,316*	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/03	$234*	8.25%	N/A	KLT Telecom Inc.
		11/30/03	$228*	8.25%	N/A
		12/31/03	$237*	8.25%	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

KLT Inc.	demand open account	10/1/03	$267,005	8.25%	N/A	KLT Gas Inc.
		10/2/03	$310,727	8.25%	N/A
		10/3/03	$50,804	8.25%	N/A
		10/6/03	$40,820	8.25%	N/A
		10/7/03	$14,906	8.25%	N/A
		10/8/03	$11,345	8.25%	N/A
		10/9/03	$32,644	8.25%	N/A
		10/10/03	$160,233	8.25%	N/A
		10/14/03	$223,379	8.25%	N/A
		10/15/03	$129,705	8.25%	N/A
		10/16/03	$102,693	8.25%	N/A
		10/17/03	$292,738	8.25%	N/A
		10/20/03	$130,000	8.25%	N/A
		10/23/03	$309,230	8.25%	N/A
		10/27/03	$32,388	8.25%	N/A
		10/29/03	$280,000	8.25%	N/A
		10/31/03	$42,914	8.25%	N/A
		10/31/03	$182,863*	8.25%	N/A
		11/3/03	$112,455	8.25%	N/A
		11/5/03	$262,311	8.25%	N/A
		11/6/03	$500,000	8.25%	N/A
		11/13/03	$79,076	8.25%	N/A
		11/14/03	$198,205	8.25%	N/A
		11/17/03	$139,642	8.25%	N/A
		11/18/03	$23,422	8.25%	N/A
		11/19/03	$18,218	8.25%	N/A
		11/20/03	$25,450	8.25%	N/A
		11/21/03	$341,302	8.25%	N/A
		11/24/03	$242,449	8.25%	N/A
		11/25/03	$53,198	8.25%	N/A
		11/28/03	$149,060	8.25%	N/A
		11/30/03	$193,516*	8.25%	N/A
		12/4/03	$250,000	8.25%	N/A
		12/8/03	$169,015	8.25%	N/A
		12/12/03	$282,547	8.25%	N/A
		12/15/03	$113,599	8.25%	N/A
		12/16/03	$39,632	8.25%	N/A
		12/17/03	$72,656	8.25%	N/A
		12/18/03	$48,769	8.25%	N/A
		12/22/03	$560,000	8.25%	N/A
		12/24/03	$12,619	8.25%	N/A
		12/29/03	$500,000	8.25%	N/A
		12/31/03	$251,713	8.25%	N/A
		12/31/03	$102,720*	8.25%	N/A

                           * Represents monthly interest accrual